Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

William Lyon Homes:

We consent to the use of our report dated March 15, 2013, with respect to the consolidated balance sheet of William Lyon Homes and subsidiaries as of December 31, 2012 (Successor), and the related consolidated statements of operations, equity (deficit) and cash flows for the periods from January 1, 2012 through February 24, 2012 (Predecessor) and February 25, 2012 through December 31, 2012 (Successor) included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Irvine, California

April 5, 2013